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                            August 14, 2023

       Jinbo Li
       Chief Executive Officer
       Xunlei Ltd
       3709 Baishi Road, Nanshan District, Shenzhen, 518000
       The People   s Republic of China

                                                        Re: Xunlei Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-35224

       Dear Jinbo Li:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 171

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders, in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
 Jinbo Li
FirstName
Xunlei Ltd LastNameJinbo Li
Comapany
August 14, NameXunlei
           2023        Ltd
August
Page 2 14, 2023 Page 2
FirstName LastName
2.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for    Xunlei Limited    and    the VIE or the VIE   s subsidiaries.
 We also note that your list
         of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.

                With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
                With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at
(202) 551-3783
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Disclosure
Review Program
cc:      Haiping Li